UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Terra Industries Inc.
(Name of Subject Company)

Terra Industries Inc.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

John W. Huey, Esq.
Vice President, General Counsel and
Corporate Secretary
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000
Telephone: (712) 277-1340
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:

Faiza J. Saeed, Esq.	David C. Karp, Esq.
Thomas E. Dunn, Esq.	Wachtell, Lipton, Rosen & Katz
Cravath, Swaine & Moore LLP	51 West 52nd Street
Worldwide Plaza	New York, New York 10019
825 Eighth Avenue	Telephone: (212) 403-1000
New York, New York 10019
Telephone: (212) 474-1000
     [   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Terra Industries Inc., a Maryland corporation (“Terra”), with the Securities and Exchange Commission on March 5, 2009, relating to the unsolicited offer by CF Industries Holdings, Inc., a Delaware corporation (“CF”), through its wholly owned subsidiary, Composite Acquisition Corporation, a Maryland corporation, as disclosed in the Tender Offer Statement on Schedule TO, dated February 23, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to exchange each outstanding common share of Terra, without par value (“Terra Common Share”), for 0.4235 of a share of common stock, par value $0.01 per share, of CF (together with the associated preferred stock purchase rights) (“CF Common Share”), upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated February 23, 2009 (the “Exchange Offer”), and (ii) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Capitalized terms used but not defined herein have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The following is hereby added under the heading “Background of the Offer and Reasons for Recommendation—Background of the Offer” of “Item 4. The Solicitation or Recommendation” beginning on page 8 of the Statement:
     On March 12, 2009, CF filed a preliminary proxy statement on Schedule 14A with the SEC with respect to its solicitation of proxies to vote in favor of the election of CF’s nominees at Terra’s 2009 annual meeting of stockholders. On the same day, CF issued a press release announcing the filing of its preliminary proxy materials.
     On March 16, 2009, Agrium commenced an exchange offer with respect to all outstanding CF Common Shares by filing a Tender Offer Statement on Schedule TO and a Registration Statement on Form F-4 with the SEC. Agrium also issued a press release announcing commencement of its exchange offer.
     On the same day, CF issued a press release stating that it will file with the SEC the required Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Agrium exchange offer within 10 business days.
     On March 19, 2009, CF voluntarily withdrew its Notification and Report Form previously filed with the Antitrust Division and the FTC on February 18, 2009, relating to its proposed acquisition of Terra. CF also issued a press release announcing that it would re-file the Notification and Report Form on March 23, 2009.
     On the morning of March 23, 2009, CF filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC recommending that its stockholders reject the exchange offer commenced by Agrium on March 16, 2009 with respect to outstanding CF Common Shares and not tender their CF Common Shares pursuant to the exchange offer.
     Also on the morning of March 23, 2009, Mr. Wilson sent a letter to the Board reaffirming CF’s intent to pursue a business combination with Terra and stating that CF would be prepared to enter into a negotiated merger agreement with Terra on the basis of an exchange ratio based on $30.50 for each Terra Common Share, with an exchange ratio of not less than 0.4129 of a CF Common Share and not more than 0.4539 of a CF Common Share, the same collar as CF’s proposal of March 9, 2009. The letter read as follows:
March 23, 2009
Board of Directors
Terra Industries Inc.
Terra Centre
600 Fourth Street
P.O. Box 6000
Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:
The Board of Directors of CF Industries Holdings, Inc. is reaffirming to you CF Industries’ commitment to a strategic business combination between CF Industries and Terra.
To that end, our Board has determined that CF Industries would be prepared to enter into a negotiated merger agreement with Terra, structured as outlined in our letter to you dated March 9, 2009, with an exchange ratio based on $30.50 for each Terra share, the exchange ratio to be not less than 0.4129 of a CF Industries share and not more than 0.4539 of a CF Industries share. The $30.50 per Terra share is a premium of over 85% to Terra’s stock price before we made our original offer on January 15, 2009.
We continue to believe that a business combination between CF Industries and Terra is a compelling combination with a number of strategic benefits. We are confident that Terra’s stockholders agree with us and will show their support for the transaction by voting for our slate of directors at Terra’s 2009 Annual Meeting. We note that the Annual Meeting is required by Terra’s by-laws to be held not later than May 15.
Sincerely,
/s/ Stephen R. Wilson
Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.
     That day, CF issued a press release disclosing the above letter, as well as a press release announcing its recommendation to CF stockholders with respect to the exchange offer commenced by Agrium for all outstanding CF Common Shares.
     In addition, on March 23, 2009, CF filed with the SEC a revised preliminary proxy statement on Schedule 14A with respect to its solicitation of proxies to vote in favor of the election of CF’s nominees at Terra’s 2009 annual meeting of stockholders.
     On the morning of March 24, 2009, the Board met by telephone with members of Terra’s senior management, Mr. Loomis and the representatives of the Advisors and MacKenzie. After careful consideration of the terms of CF’s proposal of March 23, 2009, the Board unanimously concluded that CF’s proposal continues to run counter to Terra’s strategic objectives, substantially undervalues Terra both absolutely and relative to CF, and would deliver less value to Terra’s stockholders than would owning Terra on a stand-alone basis. Later that day, Messrs. Bennett and Slack sent the following letter to Mr. Wilson:
March 24, 2009
Mr. Stephen R. Wilson
Chairman, President and Chief Executive Officer
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, IL 60015
Dear Mr. Wilson:
The Board of Directors of Terra Industries Inc., with the assistance of its financial and legal advisors, has carefully considered your latest proposal to combine our companies. Our Board has unanimously concluded that this most recent version of your proposal continues to run counter to Terra’s strategic objectives, substantially undervalues Terra both absolutely and relative to CF, and would deliver less value to our shareholders than would owning Terra on a stand-alone basis.
Accordingly, we reject your proposal.

Sincerely,

/s/ Michael L. Bennett	/s/ Henry R. Slack
Michael L. Bennett	Henry R. Slack
President and Chief Executive Officer	Chairman of the Board

cc:	Board of Directors of CF Industries Holdings, Inc., c/o Corporate Secretary, CF Industries Holdings, Inc.
     Shortly after delivering the above letter, Terra issued a press release disclosing the letter. The press release disclosing the letter is filed as Exhibit (a)(4) to this Statement and incorporated herein by reference.
ITEM 8. ADDITIONAL INFORMATION.
     “Item 8. Additional Information” of the Statement is hereby amended and supplemented by adding the following under the heading “Regulatory Approvals—U.S. Antitrust Approval”:
     Terra submitted its Premerger Notification and Report Form with the Antitrust Division and the FTC on March 5, 2009. On March 19, 2009, CF voluntarily withdrew its Notification and Report Form previously filed with the Antitrust Division and the FTC on February 18, 2009, with respect to its proposed acquisition of Terra, and announced that it would re-file the same on March 23, 2009. As a result of a re-filing, a new waiting period would be triggered, which would expire 30 days from the date of such re-filing, unless either the Antitrust Division or the FTC grants early termination or requests additional information or documentary material concerning the Offer.
     “Item 8. Additional Information” of the Statement is hereby further amended and supplemented by adding the following under the heading “Regulatory Approvals—Canadian Antitrust Considerations”:
     On March 12, 2009, Terra received a letter from the Competition Commissioner indicating that CF had made a short-form notification with the Competition Commissioner on March 10, 2009 and that the 14 day waiting period applicable to the Offer would end on March 24, 2009. That letter required Terra to submit a short-form notification, which Terra submitted to the Competition Commissioner on March 23, 2009. On the same day, Terra also sent a copy of its short-form notification to the Canadian Minister.
     The Budget Implementation Act, 2009 became law on March 12, 2009. The Bill included, among other things, amendments to the waiting periods under the Canadian Competition Act. Instead of the waiting periods described under the heading “Regulatory Approvals—Canadian Antitrust Considerations” of the Statement filed with the SEC on March 5, 2009, the applicable waiting period under the Canadian Competition Act for the consummation of a notifiable transaction now expires 30 days after the day on which the notifying party submits the prescribed information, unless earlier terminated or waived. Prior to such time, however, the Competition Commissioner can extend the waiting period by sending a notice to the notifying party requiring that it supply additional information that is relevant to the Competition Commissioner’s assessment of the notifiable transaction, as specified by the Competition Commissioner. In the event of such a notice, the waiting period would be extended until 30 days after the day on which the information required from the notifying party has been received by the Competition Commissioner. The Bill also reduced to one year from three years the period following completion of a transaction in which the Competition Commissioner can apply to the Competition Tribunal for an order under the merger provisions of the Canadian Competition Act.
     Since CF submitted its short-form filing before March 12, 2009 and the Bill does not contain transitional provisions in this regard, the timing of the expiration of the waiting period for the consummation of the Offer is unclear.

ITEM 9. EXHIBITS.
     Item 9 is hereby amended and supplemented by adding the following exhibit.

Exhibit Number	Description
(a)(4)	Press release issued by Terra, dated March 24, 2009, filed as Exhibit 99.1 to Terra Industries Inc.’s Form 8-K dated March 24, 2009 and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TERRA INDUSTRIES INC.
By:	/s/ John W. Huey
	Name:	John W. Huey
	Title:	Vice President, General Counsel and Corporate Secretary

Dated: March 24, 2009